FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 July 2009

HSBC BANK CANADA

SECOND QUARTER 2009 RESULTS*

•	Net income attributable to common shares was C$114 million for the quarter ended 30 June 2009, a decrease of 27.8 per cent over the same period in 2008.**

•	Net income attributable to common shares was C$199 million for the half-year ended 30 June 2009, a decrease of 41.1 per cent over the same period in 2008.**

•

Return on average common equity was 13.3 per cent for the quarter ended 30 June 2009 and 11.6 per cent for the half-year ended 30 June 2009 compared with 18.6 per cent and 20.0 per cent respectively for the same periods in 2008.**

•

The cost efficiency ratio was 48.9 per cent for the quarter ended 30 June 2009 and 49.0 per cent for the half-year ended 30 June 2009 compared with 49.6 per cent and 48.1 per cent respectively for the same periods in 2008.**

•	Total assets were C$70.5 billion at 30 June 2009 compared with C$72.5 billion at 30 June 2008.

•	Total funds under management were C$24.5 billion at 30 June 2009 compared with C$27.1 billion at 30 June 2008.

•	Tier 1 capital ratio of 11.1 per cent and a total capital ratio of 13.7 per cent at 30 June 2009 compared to 9.3 per cent and 11.5 per cent respectively at 30 June 2008.***

*      Results are prepared in accordance with Canadian generally accepted accounting principles.

**     Restated to reflect accounting for the acquisition of HSBC Financial Corporation Limited
             ("HSBC Financial") on 30 November 2008. Results for the quarter and half-year ended 30 June
             2008 have been restated to combine the previously reported results of the bank with those of
            HSBC Financial to reflect the continuity of interests method of accounting, as detailed in note 2 to the consolidated financial statements in the 2008 Annual Report. References in this news release to "banking operations" relate to those excluding HSBC Financial and "consumer finance" refers to the businesses of HSBC Financial.

***      Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in
            accordance with Basel II capital adequacy framework. Tier 1 and total capital ratios at 30 June
            2008 have not been restated to include HSBC Financial.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the three months ended 30 June 2009 of C$114 million, a decrease of C$44 million, or 27.8 per cent compared to C$158 million in the same quarter in 2008. Compared to the C$85 million achieved in the first quarter of 2009, however, net income attributable to common shares for the three months ended 30 June 2009 increased by C$29 million, or 34.1 per cent. This includes the results of the Consumer Finance business which incurred a net loss attributable to common shares of C$17 million in the second quarter of 2009 compared to net income attributable to common shares of C$16 million for the same quarter of 2008 and a net loss attributable to common shares of C$16 million in the first quarter of the current year.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"HSBC Bank Canada achieved an increase in revenues and net income in the second quarter of 2009, compared to the first quarter. The net interest margin improved thanks to a more stable interest rate environment. This, together with encouraging increases in debt and equity capital markets activity, and lower loan loss provisions, contributed to an overall improvement in our results between the first and second quarters. However, the results for the year to date clearly reflect the ongoing recession both in Canada and around the world, which has significantly reduced net interest margins, and significantly increased provisions for credit losses, compared to 2008.

"Although the economic outlook for the rest of 2009 remains uncertain, we remain committed to supporting our core customer relationships and stay focussed on managing costs. Our capital ratios were enhanced by a successful preferred share offering at the beginning of the second quarter and we intend to maintain our traditional financial strength, with appropriate focus on risk management."

Net interest income

Net interest income for the second quarter of 2009 was C$368 million, compared with C$423 million for the same quarter in 2008, a decrease of C$55 million, or 13.0 per cent. Average interest earning assets decreased 3.3 per cent from C$63.7 billion to C$61.6 billion. In addition, there was a decrease in net interest margin to 2.40 per cent in the quarter compared with 2.67 per cent in the same quarter of 2008.

Net interest income from banking operations, which consists of Personal Financial Services, Commercial Banking and Global Banking and Markets, decreased by C$29 million and net interest margin decreased to 1.85 per cent in the second quarter from 2.03 per cent in the same period last year, while average interest earning assets decreased from C$58.5 billion to C$57.8 billion. Multiple reductions in prime interest rates during 2008 and 2009 resulted in reduced interest income on our floating rate loans, which was not offset by an equal reduction in interest expense as our deposits re-priced downwards more slowly. Also impacting net interest margin was the reduction in the value of interest free funds and low interest deposits in a falling interest rate environment as well as the lower rates earned on government and other securities. Wider credit spreads experienced across the banking industry also adversely impacted the relative cost of wholesale funding compared with the same period in the prior year. The reduction in average interest earning assets reflected the sale of the automobile loan portfolio in July 2008.

Net interest income for the Consumer Finance business decreased by C$26 million or 20.5 per cent compared to the same quarter in 2008 mainly as a result of a reduction in average receivables of C$1.1 billion or 23.7 per cent, including consumer finance, automobile and other loans.

Net interest income for the three months ended 30 June 2009 was C$368 million, C$18 million or 5.1 per cent higher compared with the first quarter of 2009. Net interest margin increased to 2.40 per cent from 2.27 per cent recorded in the earlier quarter. Interest rate actions undertaken by central banks in prior periods had been largely concluded by the beginning of the second quarter, and there was a greater benefit from the impact of re-pricing of personal and wholesale deposits from earlier rate reductions. Spreads on commercial loans improved during the quarter due to re-pricing initiatives undertaken with customers to reflect the current credit environment.

On a year-to-date basis, net interest income was C$718 million in 2009, compared with C$848 million in the same period last year, a decrease of C$130 million, or 15.3 per cent. This was a result of lower average interest earning assets of C$62.0 billion compared to C$63.3 billion, together with the impact of a reduction of net interest margin to 2.33 per cent from 2.69 per cent.

Non-interest revenue

Non-interest revenue was C$251 million in the second quarter of 2009, compared with C$204 million for the same quarter in 2008, an increase of C$47 million, or 23.0 per cent. Overall trading revenue was C$48 million higher in the second quarter of 2009, of which C$13 million was associated with the bank's core trading activities. The remaining increase of C$35 million arose from various mark-to-market gains and losses driven by the volatility in market interest rates and tightening credit spreads. This included gains of C$38 million arising on derivatives used to hedge certain of our interest rate exposures where hedge accounting was not applied and translation gains of C$47 million on US$ denominated funding where the corresponding translation loss on US$ denominated available-for-sale ("AFS") securities was charged to shareholders' equity through accumulated other comprehensive income. It also included a valuation gain of C$11 million on non-bank Asset Backed Commercial Paper ("ABCP"), partially offset by losses of C$66 million on certain of our own debt obligations designated at fair value. Revenues from customer banking activities, including deposit and payment service charges, trade finance and credit fees, were C$8 million higher in total than the same quarter in the 2008 reflecting the underlying strength and robustness of our core banking business. Capital market fees were C$7 million higher due to increased underwriting activity in 2009 and an increase in equity and debt markets which resulted in increased commissions earned on client trading activities. Gains on AFS securities of C$27 million were realized as certain securities were sold, partially offset by an other-than-temporary impairment of C$6 million recorded on certain AFS mortgage backed securities. Investment administration fees were C$7 million lower reflecting the lower market values of customer portfolios compared to the prior year. Securitization income was reduced by C$19 million due to lower securitization funding requirements with correspondingly lower realized gains on transactions.

Non-interest revenue for the three months ended 30 June 2009 was C$251 million, C$8 million or 3.3 per cent higher than the first quarter of 2009. Gains on AFS securities were C$22 million higher than the first quarter of 2009, capital market fees were C$8 million better and credit fees were C$5 million higher. These were partially offset by a reduction of securitization income of C$31 million and trading revenue that was C$14 million lower. Trading revenue was impacted by an increase in core trading activities (C$2 million), offset by decreases in mark-to-market gains on hedging derivatives (C$18 million) and increased losses on the fair value of our own debt obligations (C$64 million), partially offset by higher translation gains on US$ funding of US$ AFS securities (C$59 million). Other revenue was C$18 million higher due to the effect of a provision of C$20 million in respect of a loss contingency recorded in the prior quarter.

On a year-to-date basis, non-interest revenue was C$494 million in 2009, compared with C$443 million in the same period last year, an increase of C$51 million, or 11.5 per cent. The most significant positive variances included an increase in trading revenue of C$70 million (of which C$16 million was attributable to core trading activities, C$90 million to mark-to-market gains on hedging derivatives, C$38 million to translation gains on US$ funding of US$ AFS securities, and C$17 million to mark-to-market gains on non-bank ABCP, partially offset by losses of C$92 million on the fair value of our own debt obligations), gains on AFS of C$20 million, and capital market and credit fees of C$22 million, partially offset by lower investment administration fees of C$14 million and lower securitization income of C$11 million. In addition, other income was lower, partially as a result of a reduction in the number of closed Canadian Immigrant Investor Program ("Canadian IIP") transactions and the loss contingency provision of C$20 million noted above.

Non-interest expenses

Non-interest expenses were C$303 million in the second quarter of 2009, compared with C$311 million for the same period in 2008, a decrease of C$8 million, or 2.6 per cent. Salaries and employee benefits were C$4 million lower, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of reductions in its branch network offset by higher costs incurred to reduce staffing levels by the bank and the Consumer Finance business. Premises and equipment costs increased by C$4 million, in part as a result of increased amortization costs arising from investments in new equipment and technology. Other non-interest expenses were C$8 million lower due to reductions in a number of expense categories compared to the prior year, mainly due to lower levels of commodity tax provisions, transaction related costs and information technology expenses offset by higher marketing expenses. The cost efficiency ratio for the second quarter of 2009 decreased to 48.9 per cent from 49.6 per cent in the same period in 2008.

Non-interest expenses for the three months ended 30 June 2009 were C$303 million, C$12 million or 4.1 per cent higher compared with the first quarter of 2009. Salaries and employee benefits were C$5 million higher mainly as a result of costs incurred to reduce staffing levels both in the bank as well as the Consumer Finance business. In addition, increased capital market revenues in the second quarter of 2009 resulted in higher variable compensation. There was also a planned increase in marketing expenses of C$3 million.

On a year-to-date basis, non-interest expenses were C$594 million in 2009, compared with C$621 million in the same period last year, a decrease of C$27 million, or 4.3 per cent. Salaries and employee benefits were C$15 million lower, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of reductions in its branch network offset by higher costs incurred to reduce staffing levels. Premises and equipment costs increased by C$7 million, in part as a result of increased amortization costs. Other non-interest expenses were C$19 million lower due to reductions in information technology expenses, lower commodity tax provisions, certain transaction related costs and the impact of cost control initiatives including corporate travel. The cost efficiency ratio for the first half of 2009 increased marginally to 49.0 per cent from 48.1 per cent in the same period in 2008.

Credit quality and provision for credit losses

The provision for credit losses was C$126 million for the second quarter of 2009, compared with C$82 million in the second quarter of 2008 and C$161 million in the first quarter of 2009. On a year-to-date basis, the provision for credit losses was C$287 million in 2009, compared with C$157 million for the same period in 2008. Provisions included C$59 million for the quarter and C$143 million year-to-date for banking operations. Provisions for the Consumer Finance business included C$67 million for the quarter and C$144 million year-to-date, compared with C$57 million and C$107 million for the respective periods in 2008. Increases have mainly been driven by deteriorating credit conditions in the commercial business sector and in the Consumer Finance business caused by economic conditions including higher unemployment.

Gross impaired credit exposures were C$1,088 million at 30 June 2009, compared with C$932 million at 31 December 2008, and C$450 million at 30 June 2008. Total impaired exposures, net of specific allowances for credit losses, were C$850 million at 30 June 2009, compared with C$770 million at 31 December 2008 and C$354 million at 30 June 2008.

The general allowance for credit losses was C$480 million at 30 June 2009, an increase of C$27 million from 31 December 2008 and an increase of C$32 million from 30 June 2008, mainly due to higher provisions in the Consumer Finance business resulting from worsening economic conditions. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.54 per cent at 30 June 2009, compared with 1.24 per cent at 31 December 2008 and 1.06 per cent at 30 June 2008.

Income taxes

The effective tax rate in the second quarter of 2009 was 29.5 per cent, compared to 28.2 per cent in the same quarter of 2008 and 28.9 per cent in the first quarter of 2009. The effective tax rate for the year-to-date 2009 was 29.3 per cent, compared with 30.6 per cent for the same period in 2008.

Balance sheet

Total assets at 30 June 2009 were C$70.5 billion, a decrease of C$1.5 billion from 31 December 2008 and C$2.0 billion from 30 June 2008, as a result of lower commercial credit demand and an extremely competitive environment for both personal and commercial deposits. Commercial loans and acceptances decreased from the end of 2008 by C$2.3 billion to C$26.0 billion. Although residential mortgages decreased in the first quarter of 2009, recent activity in housing markets resulted in higher mortgage originations in the second quarter. Overall, mortgage loans decreased by less than 0.3 per cent compared with 31 December 2008, although after securitizations the overall decrease was C$0.3 billion or 2.4 per cent. Consumer loans and personal lines of credit in the Personal Financial Services business were up by C$0.3 billion, net of C$1.5 billion of auto loans sold in the third quarter of 2008, to C$5.6 billion while receivables of the Consumer Finance business decreased by C$0.5 billion due to the auto loan sale in the third quarter of 2008. Liquidity remained strong at 30 June 2009, with more than C$19.3 billion of securities and reverse repurchase agreements compared to C$17.5 billion at 31 December 2008 and C$15.3 billion at 30 June 2008.

Total deposits decreased by C$2.4 billion to C$49.6 billion at 30 June 2009 from C$52.0 billion at 31 December 2008 and C$51.3 billion at 30 June 2008. Personal deposits grew by C$1.0 billion over 31 December 2008 mainly driven by growth in the number of High Rate and Direct Savings accounts, while higher cost wholesale deposits, included in business and government deposits, decreased by C$2.9 billion as a result of lower client borrowings and funding from securitizations of C$1.7 billion.

Total assets under administration

An increase in equity markets as well as new product sales during the second quarter resulted in an increase in funds under management to C$24.5 billion at 30 June 2009 from C$21.3 billion at 31 December 2008. However, declines in equity markets during 2008 caused a decrease in funds under management from the C$27.1 billion at 30 June 2008. Including custody and administration balances, total assets under administration were C$33.9 billion, compared with C$30.5 billion at 31 December 2008 and C$37.8 billion at 30 June 2008.

Capital management and regulatory capital ratios

The tier 1 and total capital adequacy ratios calculated in accordance with the Basel II framework were 11.1 per cent and 13.7 per cent respectively at 30 June 2009, up from 31 December 2008 and up compared to the ratios of 9.3 per cent and 11.5 per cent respectively at 30 June 2008, which were not restated to reflect the acquisition of HSBC Financial.

Dividends

During the second quarter of 2009, the bank declared and paid C$70 million in dividends on HSBC Bank Canada common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D and 41.25 cents per share on Class 1 Preferred Shares - Series E. Dividends will be payable on 30 September 2009, for shareholders of record on 15 September 2009.

Accounting policies adopted in 2009

Certain new accounting standards have become effective for 2009. This has resulted in a reclassification for the current and previous periods of the net carrying value of certain computer software costs from computer equipment included in land, buildings and equipment to intangible assets included in other assets although this has not resulted in any changes to the bank's total assets. In addition, corresponding amortization has been reclassified for the current and previous periods from premises and equipment expenses to other non-interest expense although there is no change in reported net income. Reference should be made to note 2 to the consolidated financial statements included in the first quarter 2009 report to shareholders.

Certain prior period amounts have been reclassified to conform to the current year's presentation. In addition, comparatives for the quarter and half-year ended 30 June 2008 have been restated to reflect the acquisition of HSBC Financial Corporation Limited accounted for using the continuity of interests method. Reference should be made to the bank's 2008 Consolidated Financial Statements included in the 2008 Annual Report and Accounts for more detailed information on the acquisition.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices including over 140 bank branches. With around 9,500 offices in 86 countries and territories and assets of US$2,527 billion at 31 December 2008, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's second quarter 2009 report will be sent to shareholders in August 2009.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates.  Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

HSBC Bank Canada	Summary

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June (1)	30 June	30 June	(1)
(except per share amounts)	2009	2009	2008	2009	2008

Earnings
Net income attributable to common shares	$114	$85	$158	$199	$338
Basic earnings per share (C$)	0.23	0.17	0.30	0.40	0.64

Performance ratios (%)
Return on average common equity	13.3	10.0	18.6	11.6	20.0
Return on average assets	0.64	0.48	0.86	0.56	0.93
Net interest margin*	2.40	2.27	2.67	2.33	2.69
Cost efficiency ratio**	48.9	49.1	49.6	49.0	48.1
Non-interest revenue: total revenue ratio	40.5	41.0	32.5	40.8	34.3

Credit information
Gross impaired credit exposures	$1,088	$1,157	$450
Allowance for credit losses
- Balance at end of period	718	709	544
- As a percentage of gross impaired credit exposures	66%	61%	121%
- As a percentage of gross loans and acceptances	1.54%	1.46%	1.06%

Average balances
Assets	$71,273	$72,346	$73,624	$71,808	$73,349
Loans	41,032	42,790	44,696	41,908	44,246
Deposits	50,182	51,805	51,831	50,624	51,402
Common equity	3,441	3,461	3,420	3,451	3,398

Capital ratios (%)***
Tier 1	11.1	10.2	9.3
Total capital	13.7	12.6	11.5

Total assets under administration
Funds under management	$24,469	$21,503	$27,118
Custody accounts	9,451	9,260	10,699
Total assets under administration	$33,920	$30,763	$37,817

* Net interest margin is net interest income divided by average interest earning assets for the period.
** The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

*** Calculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework. 30 June 2008 ratios have not been restated to include HSBC Financial
       Corporation Limited.

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

HSBC Bank Canada	Consolidated Statement of Income (Unaudited)

	Quarter ended				Half-year ended
Figures in C$ millions	30 June	31 March	30 June	(1)	30 June	30 June	(1)
(except per share amounts)	2009	2009	2008		2009	2008

Interest income:
Loans	$496	$551	$776		$1,047	$1,595
Securities	68	68	64		136	140
Deposits with regulated financial institutions	3	4	26		7	62
	567	623	866		1,190	1,797

Interest expense:
Deposits	159	225	381		384	822
Interest bearing liabilities of subsidiaries, other than
deposits	31	38	52		69	107
Debentures	9	10	10		19	20
	199	273	443		472	949

Net interest income	368	350	423		718	848

Non-interest revenue
Deposit and payment service charges	27	27	28		54	55
Credit fees	39	34	30		73	62
Capital market fees	34	26	27		60	49
Investment administration fees	28	26	35		54	68
Foreign exchange	9	10	13		19	24
Trade finance	6	7	6		13	11
Trading revenue	62	76	14		138	68
Gains (losses) on available-for-sale securities	21	(1)	-		20	-
Gains on other securities	1	1	1		2	2
Securitization income	4	35	23		39	50
Other	20	2	27		22	54
	251	243	204		494	443
Total revenue	619	593	627		1,212	1,291

Non-interest expenses:
Salaries and employee benefits	165	160	169		325	340
Premises and equipment	43	41	39		84	77
Other	95	90	103		185	204
	303	291	311		594	621

Net operating income before provision for credit losses	316	302	316		618	670

Provision for credit losses	126	161	82		287	157

Income before taxes and non-controlling
interest in income of trust	190	141	234		331	513
Provision for income taxes	54	39	64		93	153
Non-controlling interest in income of trust	7	6	7		13	13
Net income	$129	$96	$163		$225	$347
Preferred share dividends	15	11	5		26	9
Net income attributable to common shares	$114	$85	$158		$199	$338

Average common shares outstanding (000)	498,668	498,668	526,349		498,668	526,349
Basic earnings per share (C$)	0.23	0.17	0.30		0.40	0.64

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

HSBC Bank Canada	Condensed Consolidated Balance Sheet (Unaudited)

	At 30 June	At 31 December	At 30 June (1)
Figures in C$ millions	2009	2008	2008

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada
and other banks	$688	$434	$549
Deposits with regulated financial institutions	1,322	1,421	2,755
	2,010	1,855	3,304

Securities:
Available-for-sale	10,866	9,683	6,869
Held-for-trading	2,222	1,079	1,408
Other	53	56	48
	13,141	10,818	8,325

Securities purchased under reverse repurchase agreements	6,211	6,682	6,970

Loans:
Business and government	20,401	23,067	21,930
Residential mortgages	11,580	11,869	12,454
Consumer finance loans	3,494	4,029	4,654
Other consumer loans	5,617	5,296	6,470
Allowance for credit losses	(718)	(615)	(544)
	40,374	43,646	44,964
Other:
Customers' liability under acceptances	5,605	5,209	5,740
Derivatives	1,419	2,448	579
Land, buildings and equipment	121	126	138
Other assets	1,593	1,265	2,520
	8,738	9,048	8,977
	$70,474	$72,049	$72,540

Liabilities and Shareholders' equity
Deposits:
Regulated financial institutions	$1,040	$1,264	$1,439
Individuals	22,036	21,064	19,465
Businesses and governments	26,497	29,634	30,347
	49,573	51,962	51,251
Other:
Acceptances	5,605	5,209	5,740
Interest bearing liabilities of subsidiaries, other than deposits	3,276	4,164	5,337
Derivatives	1,088	2,023	591
Securities sold under repurchase agreements	1,892	715	372
Securities sold short	925	631	818
Other liabilities	2,548	1,974	3,385
Non-controlling interest in trust and subsidiary	430	430	430
	15,764	15,146	16,673

Subordinated debentures	826	788	802
Shareholders' equity:
Capital stock
Preferred shares	946	696	350
Common shares	1,225	1,225	1,293
Contributed surplus	2	-	235
Retained earnings	2,004	1,950	1,944
Accumulated other comprehensive income	134	282	(8)
	4,311	4,153	3,814
Total liabilities and shareholders' equity	$70,474	$72,049	$72,540

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

HSBC Bank Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June (1)	30 June	30 June	(1)
	2009	2009	2008	2009	2008

Cash flows provided by (used in):
- operating activities	$(95)	$133	$464	$38	$733
- financing activities	324	(2,340)	1,002	(2,016)	2,449
- investing activities	13	2,220	(1,453)	2,233	(3,188)

Increase (decrease) in cash and cash equivalents	242	13	13	255	(6)
Cash and cash equivalents, beginning of period	433	420	509	420	528
Cash and cash equivalents, end of period	$675	$433	$522	$675	$522

Represented by:
- Cash resources per balance sheet	$688	$446	$549
- less non-operating deposits*	(13)	(13)	(27)
- Cash and cash equivalents, end of period	$675	$433	$522

* Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  24 July, 2009